Exhibit 99.1

Tarena Engages Marcum Bernstein & Pinchuk LLP as its Independent Auditor

BEIJING, December 5, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”) announced today that it has engaged Marcum Bernstein Pinchuk LLP (“MBP”) as its independent registered public accountant with respect to the fiscal years from 2016 to 2018. The engagement of MBP as the independent registered public accountant was approved by the Audit Committee and the Board of Directors of the Company on December 5, 2019. The Company's Audit Committee has dismissed KPMG Huazhen LLP (“KPMG”) as the Company's independent registered public accountant.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to December 5, 2019, neither the Company nor anyone on its behalf has consulted with MBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MBP that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang,

Investor Relations Director,

Tarena International, Inc.,

Email: ir@tedu.cn